Filed by Modine Manufacturing Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Modine Manufacturing Company

(Commission File No. 001-01373)

The following communication includes excerpts from the earnings call held by Modine Manufacturing Company (“Modine” or the “Company”) on May 27, 2026 to discuss the Company’s results for the fourth quarter and fiscal year ended March 31, 2026 which contain information regarding the proposed business combination between Gentherm Incorporated and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of the Company.

Neil Brinker

… The Performance Technologies segment is making excellent progress on preparing for the planned spin-off and merger with Gentherm. There are numerous work streams preparing for the separation including standing up IT systems to ensure that we can deliver a stand-alone operating business to Gentherm at close. We have completed several major milestones and have others ahead of us including Gentherm's S-4 submission to the SEC and its subsequent shareholder approval as well as a receipt of our IRS determination letter on the tax treatment of the Reverse Morris Trust transaction. Overall, this process remains on track, and we are still expecting to close this transaction before the end of the calendar year, presuming that all these necessary approvals are received.

The team is excited about the road ahead. We have worked diligently to improve our business with higher adjusted EBITDA margins on flat to down revenues. Margins were lower this quarter as anticipated, primarily due to higher material costs including the impact of tariffs. We expect this to improve in fiscal '27 as we pass through and recover these costs. While our vehicle markets have been challenging, we are seeing bright spots and opportunities for growth. The stationary power market continues to be strong, and we expect this to return to growth in fiscal '27. We are also encouraged by the emerging growth in our automotive and construction equipment businesses. Regarding the latest 232 aluminum tariffs, we are proactively working to mitigate their impact on our business. We have a proven track record of managing these situations and are in the process of working through this current round. We have factored a range of expected costs in our guidance, which Mick will discuss in more detail.

Mick Lucareli

… Please turn to slide eight. Performance Technologies revenue remained relatively flat from the prior year with lower sales offset by FX, which positively impacted sales by 12 million. Heavy-duty equipment sales were down 5%, primarily driven by lower genset revenue. On-highway sales were up 4% with higher sales to automotive and commercial vehicle customers. As expected, the EBITDA margin was down versus the prior year, primarily due to lower sales volume along with higher material and tariff costs. Given the difficult market conditions and higher material costs, adjusted EBITDA declined 15% from the prior year. As we've done in the past, we'll recover tariffs through surcharges and mitigate increasing metals prices with pricing mechanisms in our customer contracts. As a reminder, there is typically a three- to six-month lag before these price adjustments take effect. SG&A expenses were 5 million lower versus the prior year as the segment continues to benefit from cost savings initiatives implemented earlier in the year. The team has been quite diligent in managing all controllable costs this year with the full fiscal year EBITDA margin improving 30 basis points to 13.8%. This was a nice improvement given the lower revenue and various cost headwinds. We expect margins to further improve during fiscal '27 as we adjust commodity-related pricing, recover tariffs, and maintain our 80/20 focus and discipline.

… Now let's turn to slide 11 for our fiscal '27 outlook. Similar to last year, there's a great deal of uncertainty across the markets and the global economy especially around input costs, tariffs, and the overall supply chain. With regard to trade and tariff risk, our team is continually assessing the impact on our business including the recent announced 232 tariffs on metals. We believe that we'll be able to recover the majority of these impacts with pricing and surcharges. While the net risk is quite manageable, we can be impacted by the timing of the material price adjustments. Our guidance ranges to start the year reflects the current level of uncertainty in the markets and input costs. Also, our outlook includes a full year of Performance Technologies. Once we know when the pending transaction will close, we'll provide an update on our full year outlook for the remaining business. For fiscal '27, we expect total company sales to grow in the range of 20% to 35%. For the Data Center segment, we expect sales to grow 60% to 80%. This is ahead of our previous multiyear estimate of 50% to 70%. We don't anticipate that the part shortages we started to experience in Q4 will impact our full year production but will temporarily impact our capacity ramp.

Consistent with the previous year, we expect that each of the quarters will show very rapid year-over-year sales growth in excess of 50%, and from a sequential standpoint, we anticipate that Q2, Q3, and Q4 will all show sequential increases. For Commercial HVAC, we expect sales to grow 5% to 10% this year. This is driven by accelerated growth in our heating and IAQ businesses. In addition, we expect that the recent growth trends in the coils business will continue with mid-single-digit growth in fiscal '27. For Performance Technologies, we anticipate sales to be flat to up 5%, driven primarily by material pass-through agreements and growth in stationary power programs. We are expecting most other markets to be flat with opportunity for improvement in the back half of the fiscal year.

With regard to our full year earnings, we expect fiscal '27 adjusted EBITDA to be in the range of 650 million to 680 million, representing a growth rate in excess of 40%, and this implies at least 100 to 200 basis points of margin improvement. We expect that this will be driven by a margin increase in all three business segments. From a free cash flow perspective, we expect we'll generate a higher level of free cash flow. and as a percentage of sales, we believe it will be between 4% and 6%. Please see the appendix in this presentation for all our key assumptions including interest expense, taxes, depreciation, and amortization expense. As we currently look at the next several quarters, we expect that margins and earnings will increase sequentially throughout the year driven by the data center trends I described and our material cost recovery plans. From a year-over-year perspective, we anticipate that each quarter will result in double-digit earnings growth with favorable margin comparisons to begin in Q2 and continuing through year-end. As Neil and I previously noted, we are now operating under three business segments, and to assist everyone with modeling and analysis, we'll provide a recast fiscal '26 segment results, and we'll begin reporting this way with our first quarter results.

To wrap up, we're excited about our fiscal '27 outlook and fully expect to deliver another year of record sales and adjusted EBITDA. Very few companies are planning to grow earnings in excess of 40% this year and drive meaningful margin improvements. I'm proud to say that this team has executed on these types of results over the last several years. They've worked hard to execute on our strategy using 80/20 as a guide. The recent announcements related to the LTA and pending spin-off of Performance Technologies are truly historic. We remain confident that these actions are setting the stage for long-term sustainable growth for Modine shareholders. With that, Neil and I will take your questions.

Matt Summerville

Thanks. Morning. Mick, I was wondering just a question on margins. As we kind of think about looking at Modine in the context of a climate only sort of RemainCo entity, what would your profitability expectation be for the PT business that's been factored into your guide as again we think about how to best build and for others to best build a climate only RemainCo sort of model looking ahead?

Mick Lucareli

Yeah. Hey, Matt. I think it's going to be -- good news is relatively clean and your ability to estimate it until we do the recast and then eventually the disc ops after the deal closes. We're looking at this year, so I mentioned already from a top line, flat to 5%. So, relatively consistent top line with last year. From a margin, we see it early this year being between probably like a 14% to 15%, maybe up -- that would be up maybe 25 to 100 basis points. So, that will give you a good idea of impact to PT or how to back that out. There's some complexities around corporate costs that will stay or go with, but net-net, there wasn't a large material difference in remaining SG&A. So, for the most part, I think you'll have the pieces to try to estimate Modine without PT.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the proposed transaction among Gentherm Incorporated (“Gentherm”), Platinum SpinCo Inc. (“Spinco”) and Modine Manufacturing Company (“Modine”), the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to stockholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at gentherm.com under the tab “Investors & Media” and under the heading “Financial Info” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at modine.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Participants in the Solicitation

Gentherm and Modine and their respective directors and executive officers may be considered participants in the solicitation of proxies from Gentherm’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 and its proxy statement for its 2026 annual meeting, which was filed with the SEC on April 1, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2026, which was filed with the SEC on May 27, 2026, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Non-GAAP Financial Disclosures

This communication contain references to certain financial measures that are not defined under U.S. generally accepted accounting principles (“GAAP”), including adjusted EBITDA and free cash flow. Company management believes that these non-GAAP financial measures provide useful supplemental information regarding the Company’s performance and liquidity, and are utilized by management and investors to evaluate the Company’s operational trends and compare results period-over-period. These non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliations of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, as well as definitions of such terms, are available in the Company’s earnings press release issued on May 26, 2026, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 26, 2026, and/or the accompanying investor presentation deck, which was furnished as Exhibit 99.2 to Company’s Current Report on Form 8-K filed on May 26, 2026.

Forward-Looking Statements

This document contains statements, including information about future financial performance and market conditions, accompanied by phrases such as “believes,” “estimates,” “expects,” “plans,” “anticipates,” “intends,” “projects,” and other similar “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements because of certain risks and uncertainties, including, but not limited to those described under “Risk Factors” in Item 1A of Part I of Modine’s most recent Annual Report on Form 10-K. Other risks and uncertainties include, but are not limited to, the following: the impact of potential adverse developments or disruptions in the global economy and financial markets, including impacts related to geopolitical tensions and military conflicts, including the conflict between the U.S. and Iran, inflation, energy costs, government incentive or funding programs, supply chain challenges or supplier constraints, logistical disruptions, tariffs, sanctions and other trade issues or cross-border trade restrictions; the impact of other economic, social and political conditions, changes and challenges in the markets where we operate and compete, including foreign currency exchange rate fluctuations, changes in interest rates, tightening of the credit markets, recession or recovery therefrom, restrictions associated with importing and exporting and foreign ownership, public health crises, and the general uncertainties, including the impact on demand for our products and the markets we serve from regulatory and/or policy changes that have been or may be implemented in the U.S. or abroad, including those related to tax and trade, climate change, and public health threats; the overall health and pricing focus of our customers; changes or threats to the market growth prospects for our customers; our ability to successfully exit portions of our business that do not align with our strategic plans, including the various risks related to the pending Reverse Morris Trust transaction with Gentherm; our ability to realize the sales growth and return on investments anticipated in our Data Centers business and our ability to execute on other organic growth opportunities and acquisitions; our ability to realize anticipated benefits, including improved profit margins and cash flow, from strategic initiatives and our continued application of 80/20 principles across our businesses; our ability to be at the forefront of technological advances and the impacts of any changes in the adoption rate of technologies that we expect to drive sales growth; our ability to effectively and efficiently manage our operations in response to sales volume changes, including maintaining adequate production capacity to meet demand in our growing businesses, particularly in our Data Centers business, while also completing restructuring activities and realizing benefits thereof; our ability to fund our global liquidity requirements efficiently and comply with the financial covenants in our credit agreements; operational inefficiencies as a result of product or program launches, unexpected volume increases or decreases, product transfers and product warranty and liability claims; the impact on Modine of any significant increases in commodity prices, particularly aluminum, copper, steel and stainless steel (nickel) and other purchased components and related costs, and our ability to adjust product pricing in response to any such increases; our ability to recruit and maintain talent in managerial, leadership, operational and administrative functions and to mitigate increased labor costs; our ability to protect our proprietary information and intellectual property from theft or attack; the impact of any substantial disruption or material breach of our information technology systems; costs and other effects of environmental investigation, remediation or litigation and the increasing emphasis on environmental, social and corporate governance matters; our ability to realize the benefits of deferred tax assets and the impact of changes in tax regulations; and other risks and uncertainties identified in our public filings with the U.S. Securities and Exchange Commission. Forward-looking statements are as of May 27, 2026, and we do not assume any obligation to update any forward-looking statements.